

January 31, 2012

Via E-mail
Mr. Michael Inglese
Chief Financial Officer
Aircastle Limited
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902

      RE: **Aircastle Limited**
              Form 10-K for the Year Ended December 31, 2010
              Filed March 10, 2011
              Form 10-Q for the Period Ended September 30, 2011
              Filed November 8, 2011
              Response dated January 4, 2012
              File No. 1-32959

Dear Mr. Inglese:

We have reviewed your response letter dated January 4, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Financial Statements

Consolidated Statements of Cash Flows, page F-5

1. We note your response to comment three from our letter dated December 15, 2011. You indicate that you classified the changes in restricted cash and cash equivalents within cash flows from operating activities based on the fact that the predominant source of cash flows in your restricted accounts are operating lease rentals that are directly related to the operations of your business. We have the following comments in this regard:

- You indicate that 73% of the cash inflows into the restricted cash and cash equivalent accounts consist of operating lease rentals. Please confirm that these rental payments, or any portion thereof, do not include maintenance or security deposit payments. If these rental payments include maintenance and security deposits, please quantify these amounts.
- We continue to believe that the nature of the maintenance payments and security deposits made by your lessees are sufficiently different than lease rental payments. We note that you have appropriately reflected the security deposits received, security deposits returned, maintenance payments received and maintenance payments returned within your cash flows from financing activities. Therefore, please explain why it is appropriate to include the changes in restricted cash and cash equivalents related to maintenance payments and security deposits within your cash flows from operations.
- While you have addressed the nature of the cash flows into the restricted cash and cash equivalents accounts, you have not addressed the nature of the related cash flows out of the restricted cash and cash equivalent accounts. In this regard, it appears that 100% of these outflows relate to your financing activities. Please address these outflows in your determination of the appropriate classification within your statement of cash flows for changes in your restricted cash and cash equivalents account.
- Please tell us your accounting for a "day one" receipt of operating lease rentals into your lock box account and "day two" outflow of such restricted cash from your lock box account as it relates to your statement of cash flows. Provide similar details for maintenance payments made into and out of your lock box account.

2. We note your response to comment four from our letter dated December 15, 2011. For each period presented, please reconcile the difference between maintenance revenue recorded on your statements of income and the adjustment of security deposits and maintenance payments included in earnings within your cash flows from operating activities.

Flight Equipment Held for Lease and Depreciation, page F-8

3. We have the following comments regarding your classification of your leases.
- Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm that all of the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d).
- Please tell us whether your leases contain material adverse change clauses. If so, how is this determined and what potential remedies are available to you as the lessor?
- Please tell us if your leases contain cross-default provisions. If so, how have you considered the potential impact of these provisions on your lease classification?
- Please tell us if your leases include subjective default provisions. If so, is there any cap on potential remedies that would impact your lease classification?
Refer to ASC 840-10-25-41 through 69.

Mr. Michael Inglese
Aircastle Limited
January 31, 2012
Page 3

       You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

       Sincerely,

       /s/ Rufus Decker

       Rufus Decker
       Accounting Branch Chief